November 26, 2014

VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs

Re:    Workiva Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 17, 2014
File No. 333-199459

Ladies and Gentlemen:
On behalf of Workiva LLC, a Delaware limited liability company (to be converted into Workiva Inc., a Delaware corporation) (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 25, 2014, relating to the Company’s above-referenced Amendment No.1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (the “Registration Statement”).
In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1. Except as otherwise specifically indicated, page references in the recitations of the Staff’s comments and page references in the responses refer to Amendment No. 1. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
Notes to Consolidated Financial Statements

Note 6. Debt, page F-23

1.
Tell us of your consideration for accounting for the February 2011 forgivable loan from the IEDA, by analogy, as a gain contingency under ASC 450 including the factors used in determining whether to account for the loan by analogy to ASC 450 or IAS 20. As part of your response, please explain, if analogizing to the guidance in ASC 450, when you would deem the gain to be realized and the factors considered supporting such determination.

The Company respectfully advises the staff that it accounted for the grant in the form of a forgivable loan in accordance with IAS 20 rather than ASC 450 because IAS 20 specifically addresses the

Securities and Exchange Commission
November 26, 2014

accounting for forgivable loans that are also government grants and provides what the Company believes to be the best accounting guidance for this type of grant in light of the lack of specific guidance under U.S. GAAP. The primary purpose of the grant was to provide an incentive to the Company to spend money pursuant to an agreed-upon development plan to hire employees. The forgivable loan agreement provides for a three-year project completion period during which the Company was required to attain the hiring and development goals set forth in the agreement. The Company attained these goals and incurred all related costs by December 31, 2013. In addition, the agreement provides for a two-year “maintenance period” during which the Company would be required to repay a portion of the loan if its number of qualifying employees fell below the required threshold (qualifying employees are generally those located in Iowa receiving at least a designated minimum level of salary and benefits). The Company believes that the number of qualifying employees is likely to remain well in excess of the threshold number, and has therefore concluded that there is minimal additional effort or incremental cost associated with maintaining the required number of qualifying employees through the maintenance period. Based on this determination, the grant was accounted for as a reduction of costs incurred according to the three-year development plan. While the Company is required to continue to maintain a minimum number of qualifying employees through February 2016, it did not believe deferring a portion of the grant over future periods was necessary because substantially all of the related costs had been incurred during the three-year project completion period and the substantial likelihood that the Company would continue to maintain the required number of qualifying employees.
The Company does not believe gain contingency accounting is the appropriate accounting model to account for the forgivable loan because the amount of the grant was determined and awarded up front, so there was no uncertainty as to the amount that would be received or the conditions under which the Company would be entitled to keep it. The Company believes a gain contingency model might be more appropriate where there was uncertainty as to how much grant money would be received due to, for example, a specific calculation that required judgment or submission to the government for approval or if there was uncertainty as to collection. That said, because the grant was a specific amount and there was certainty that the Company would be entitled to keep the grant and had substantially performed under the conditions of the grant, the Company believes that, had it instead analogized to a gain contingency model under ASC 450, it would still have been able to recognize the full amount of the grant during the project completion period in the same manner as under IAS 20.

2.
We note in your response to prior comment 7 you state that the forgivable loan grant was received as part of a financial assistant package from IEDA to provide the company with immediate financial support for the overall project plan costs. You further note that the related costs according to the project plan were incurred prior to December 31, 2013. As you are obligated to maintain these jobs until February 2016, it appears the related salary costs will be incurred until that time and that the grant should be recognized over the periods the related salary costs are recognized for which the grant is intended to compensate based on the guidance in paragraph 12 of IAS 20. Please tell us what related costs you are referring to in your response and whether you consider the salary costs through 2016 to be related. In this regard, it would appear that if you will incur future related costs for which the grant is intended to compensate as of December 31, 2013, recognition of the grant as described in paragraph 20 of IAS 20 does not apply.

The contract with the Iowa Department of Economic Development (IDED) provides for two distinct phases: (1) the project completion period covering the three years ended February 2014 and (2) the maintenance period covering the two years ended February 2016. The contract specified that the grant was to be applied towards the Company’s development plan during the three-year project completion period. The development plan agreed to by the Company and IDED specified that the Company would fund $29.3 million and the IDED would fund $2.3 million of the $31.6 million to be spent during the project completion period. The related costs that the Company referred to in its response to prior Comment 7 comprise this $31.6 million total. The Company incurred overall project costs in excess of the $31.6 million plan prior to December 31, 2013. The Company concluded that there was certainty that all terms for forgiveness (i.e., the grant conditions) would be met; therefore, the Company recognized the grant as a contra-expense during 2013. The Company concluded recognition of the full amount as a contra-expense against salary expense was appropriate in accordance with paragraph 16 of IAS 20 because the grant was intended to compensate for $2.3 million of the employment-related expenses included in the $31.6 million incurred during the project completion period. The primary obligation under the agreement during the maintenance period is to maintain the specified minimum number of qualifying employees through February 2016. The grant was not intended to compensate for salary or related costs incurred during the maintenance period.

3.
You state on page F-25 that you recorded the $2.3 million grant against salary expense in 2013. Please tell us the amount recorded as a contra-expense on each line item on the statement of operations. Further, tell us your consideration for discussing the impact of this grant and reduction of salary expense in your results of operations disclosures beginning on page 58.

The company has recorded the forgivable loan as contra-expense on the Statement of Operations as follows:

• Cost of Revenue:	$384,000
• General & Administrative:	$665,000
• Sales & Marketing:	$386,000
• Research & Development:	$824,000
The recognition of this forgivable grant was not material to the results of operations in any of the categories listed above, and did not have a significant effect on any trends discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” due to the significant increase in revenues and expenses across all line items in the Statement of Operations between the periods presented. The Company analyzed the changes as a percent of revenue, and the impact to individual line items was determined to be minimal. The Company further believed that disclosure in the results of operations was not necessary, as the factors materially affecting the significant changes over the prior year were sufficiently described.

Securities and Exchange Commission
November 26, 2014

Please direct your questions or comments regarding this letter or the Registration Statement to Kimberly K. Rubel at (312) 569-1133. Thank you for your assistance.

Sincerely,
/s/ Kimberly K. Rubel
Kimberly K. Rubel
Drinker Biddle & Reath LLP
cc:    Via E-mail

Matthew M. Rizai
Troy M. Calkins
Workiva LLC
David A. Schuette
Jennifer J. Carlson
Mayer Brown LLP